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                          January 19, 2024

       Dr. Vimal Mehta
       Chief Executive Officer
       BioXcel Therapeutics, Inc.
       555 Long Wharf Drive
       New Haven, CT 06511

                                                        Re: BioXcel
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276488

       Dear Dr. Vimal Mehta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Keith Halverstam, Esq.